UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated December 9, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: December 12, 2008	By: /s/ David Hottman David Hottman Chairman & CEO

PORTAL CORPORATE UPDATE

Portal Resources Ltd. (TSX-V: PDO) maintains its strategy to build wealth for shareowners by identifying and acquiring advanced exploration opportunities with the potential to host ore deposits that are very large or can be readily developed. Portal is conserving a treasury of Cdn$2.2 million while reviewing opportunities in politically and socially stable countries with good exploration potential to invest shareowner’s money. This exercise is being executed in parallel with reducing its land holdings and seeking joint venture partners in Argentina.

Nevada, USA

Portal has recently completed the acquisition of three properties in the State of Nevada on very favourable terms.  The most advanced property, Golden Snow, is 906 hectares (3.5 square miles) in size, covering a Carlin-style gold target on the Battle Mountain/Eureka Trend.  The property is contiguous to, and south of, Staccato Gold’s South Eureka property where Staccato has identified several mineralized areas and has drill defined a gold resource at the Lookout Mountain deposit (refer to Staccato’s technical report and gold resource estimate for the South Eureka district property dated Jan. 15, 2007, filed on SEDAR). Additionally, eight miles north of the property lies the East Archimedes Gold Mine where Barrick Gold Corporation is currently mining a Carlin-type sediment-hosted gold deposit (677,000 ounces mined, 1.1 million ounce resource/reserve, as reported by the Geological Society of Nevada 2006 Special Publication #43.)

Substantial exploration has been conducted on the Golden Snow property, including geologic mapping, 932 soil samples and detailed ground-based gravity geophysical surveys. Based on this work, several distinct target zones have been outlined and it is interpreted that the Ratto Ridge Fault zone, which controls the mineralization on the South Eureka property, continues south onto the Golden Snow property.  The property represents an attractive gold exploration target that warrants drilling.

The other two projects, Fish and CPG, are located in the Walker Lane Mineral Belt in Esmeralda and Mineral Counties. Both of these early stage properties are believed to hold the potential for hidden skarn, replacements and a possible porphyry system at depth.

Argentina

In Chubut Province, Portal is seeking a joint venture partner to continue exploring and developing the Arroyo Verde Project, which hosts a high grade gold-silver epithermal vein.  A 550 meter long zone of economic significance has been defined along this vein by 18 drill holes and twelve trenches. Indicated widths range from 0.29 to 3.9 meters and grades from 0.035 to 80.96 grams per tonne gold equivalent, with a weighted average grade of 12.22 g/t gold equivalent and an average of 1.67 meters true thickness (calculated using a silver:gold ratio of 60:1, metallurgical recoveries and net smelter returns assumed to be 100% and no dilution).  There is potential for additional resources and discoveries within the hanging wall and footwall veins.

Also on the Arroyo Verde Project, the Company is seeking a joint venture partner to continue exploring and developing the El Refugio target which represents a grass roots discovery of a large molybdenum-copper porphyry system 7 kilometers by 4 kilometers in size. Six drill holes in 2006 and 2007 defined a large molybdenum-copper system with significant intersections of up to 176m of 0.030% molybdenum.  Additional work is warranted to search for areas of higher grade within this large, mineralized system.

On November 12, 2008 an amendment of the Arroyo Verde agreement was signed to defer the US$100,000 payment due on December 1, 2008 until December 1, 2009 in exchange for a payment of US$10,000 on December 1, 2008.

Portal has rationalized the La Pampa uranium project land holdings by maintaining 38,200 hectares (146 square miles) of mineral claims and dropping 66,556 hectares (256.85 square miles) of claims based upon sufficient exploration to determine potential for hosting economic uranium deposits.

Portal will maintain the right to earn a 60% interest in the Cerro Solo Basin project of Pacific Bay Minerals Ltd., covering 30,000 hectares (116 square miles) located approximately 30 kilometers east of the Cerro Solo uranium deposit and the 100% owned Banquileo and Doña Rosa claims totaling 8,200 hectares (32 square miles) located approximately 80 kilometers southwest of Cerro Solo. (The Cerro Solo uranium deposit is owned by the Argentinean Government through the Comisión Nacional de Energia Atómica (CNEA). CNEA has completed a pre feasibility study on the Cerro Solo deposit.

Portal will also maintain two claims covering 8,858 hectares (34.19 square miles) in eastern Chubut based upon the discovery of low-grade uranium mineralization over a large area (see News Release Feb.21, 2008).

In Mendoza Province, Portal’s Tiger Uranium Project consists of nine mining concessions totaling 42,094 hectares (162.5 square miles).  The highly prospective claims almost entirely surround CNEA’s claims (4 square miles) which host the Sierra Pintada uranium deposit.  Sierra Pintada, mined by open pit methods, produced 5 million pounds of U3O8 from 1979 to 1997 and was then put on care and maintenance due to low metal prices.  The deposit, with a remaining resource of approximately 20 million pounds of U3O8, is currently being evaluated to be brought back into production in accordance with Argentina’s National Nuclear Energy Policy. (Note that this resource is not compliant with National Instrument 43-101 nor does its presence ensure that a deposit will be found on Portal’s claims).

Portal has received notification from Minera Rio de la Plata S.A. of a dispute concerning the agreement signed in 2004 covering the Tiger Project. Portal has retained legal counsel to defend the Company’s position and is seeking ways to resolve the dispute.

Portal’s subsidiary Portal de Oro S.A. has withdrawn its lawsuit against the government of Mendoza challenging the constitutionality of Law 7722.

The geological content of this news release has been approved by Portal’s VP Exploration, Mr. Alex Boronowski, P.Geo, who is a "qualified person" within the meaning of National Instrument 43-101.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman, CEO & President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. Certain disclosure in this release, including management's assessment of Portal's plans and projects, constitutes forward-looking statements that are subject to numerous risks, uncertainties and other factors relating to Portal's operation as a mineral exploration company that may cause future results or events to differ materially from those expressed or implied in such forward-looking statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, results of exploration activities, requirement of additional financing and other risks more fully described in Portal's continuous disclosure filings with Canadian securities regulators including its most recent MD&A, available at www.sedar.com.  Portal expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.